Filed Pursuant to Rule 433

Registration No. 333-202524

November 10, 2017

FREE WRITING PROSPECTUS

(To Prospectus dated March 5, 2015,

Prospectus Supplement dated March 5, 2015 and

ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Notes

▶	Autocallable Notes linked to the Market Vectors® Gold Miners ETF and SPDR® S&P® Metals and Mining ETF
▶	Maturity of approximately 3 years if not called prior to maturity
▶	Callable annually at the principal amount plus the applicable call premium if the closing price of each underlying is at or above its initial price
▶	The call premium will be 14.00% if called on the first observation date, 28.00% if called on the second observation date, and 42.00% if called on the final observation date
▶	If not called and if the final price of the least performing underlying is less than its barrier price (50% of its initial price), one-for-one downside exposure to any negative return of the least performing underlying
▶	All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Notes (each a “Note” and collectively the “Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-21 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement, and page S-1 of the ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930.00 and $972.50 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-5 and “Risk Factors” beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% and structuring fees of up to 0.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and structuring fees exceed 2.75% per $1,000 Principal Amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-21 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Autocallable Notes

Linked to a the Market Vectors® Gold Miners ETF and SPDR® S&P® Metals and Mining ETF

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately 3 years, if not called prior to maturity
Underlyings	The Market Vectors® Gold Miners ETF (“GDX”) and the SPDR® S&P® Metals and Mining ETF (“XME”) (each, an “Underlying” and together the “Underlyings”).
Call Feature	The Notes will be automatically called if the Observation Price of each Underlying is at or above its Initial Price on any annual Observation Date. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.**
Payment at Maturity per Note (if not called prior to maturity)

If the Final Price of each Underlying is greater than or equal to its Initial Price:

$1,000 + $420

If the Final Price of the Least Performing Underlying is less than its Initial Price but greater than or equal to its Barrier Price:

$1,000

If the Final Price of the Least Performing Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

For example, if the Reference Return of the Least Performing Underlying is -60%, you will suffer a 60% loss and receive 40% of the Principal Amount, subject to the credit risk of HSBC. If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of your investment.

Call Premiums	14.00% of the Principal Amount if called on the first Observation Date, 28.00% if called on the second Observation Date, and 42.00% if called on the Final Observation Date, equivalent to 14.00% per annum
Barrier Price	For each Underlying, 50% of its Initial Price
Reference Return	Final Price – Initial Price Initial Price
Least Performing Underlying	The Underlying with the lowest Reference Return.
Initial Price	For each Underlying, its Official Closing Price on the Pricing Date
Observation Price	See page FWP-5
Final Price	See page FWP-5
Pricing Date	November 17, 2017
Trade Date	November 17, 2017
Original Issue Date	November 22, 2017
Observation Dates	Annually. See page FWP-4.
Final Observation Date	November 18, 2020
Maturity Date	November 23, 2020
CUSIP/ISIN	40435FLU9 / US40435FLU92

* As more fully described beginning on page FWP-4.

** See page FWP-4 for the Call Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the Observation Price of each Underlying will not decrease significantly over the term of the Notes, and that the Observation Price of each Underlying will be above its Initial Price on at least one of the Observation Dates.

If the Observation Price of each Underlying is at or above its Initial Price on any Observation Date, your Notes will be automatically called and you will receive a payment equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.

If the Notes are not automatically called but the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, you will receive a Payment at Maturity equal to the Principal Amount.

If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose 1% of your principal for every 1% decline in the price of the Least Performing Underlying. In such a case, you will lose up to 100% of your investment.

The offering period for the Notes is through November 17, 2017

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Illustration of Payment Scenarios	Payment at Maturity:

Your payment on the Notes will depend on whether the Notes have been automatically called, and if not, whether the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price. If your Notes are not automatically called, you will lose some or all of your Principal Amount at maturity if the Final Price of the Least Performing Underlying is less than its Barrier Price.

Automatic Call:

Information about the Underlyings

Market Vectors® Gold Miners ETF
The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus.
SPDR® S&P® Metals and Mining ETF
The XME seeks to replicate as closely as possible, before fees and expenses, the total return of the XME Underlying Index, which measures the performance of the Metals & Mining segment of the U.S. equity market. The companies included in the XME Underlying Index are selected on the basis of Global Industry Classification Standards (“GICS”) and liquidity and market cap requirements from a universe of companies defined by the S&P® Total Stock Market Index (the “S&P TMI”), a U.S. total market composite index. The returns of the XME may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The graphs above illustrate the performance of each Underlying from January 1, 2008 through November 8, 2017, as reported on the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see “Information Relating to the Underlyings” on page FWP-15 of this free writing prospectus. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings or the Underlying Indices.

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HSBC USA Inc. Autocallable Notes

Linked to the Market Vectors® Gold Miners ETF and SPDR® S&P® Metals and Mining ETF

This free writing prospectus relates to an offering of Autocallable Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or ETF Underlying Supplement the terms described in this free writing prospectus shall control. You should be willing to forgo interest and dividend payments during the term of the Notes, have the Notes called prior to maturity, and, if the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, lose up to 100% of your principal.

This free writing prospectus relates to a single offering of Notes, linked to the performance of the Market Vectors® Gold Miners ETF and SPDR® S&P® Metals and Mining ETF. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Underlyings:	The Market Vectors® Gold Miners ETF (“GDX”) and the SPDR® S&P® Metals and Mining ETF (“XME”) (each, an “Underlying” and together the “Underlyings”).
Trade Date:	November 17, 2017
Pricing Date:	November 17, 2017
Original Issue Date:	November 22, 2017
Final Observation Date:	November 18, 2020, subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Observation Date, and expected to be November 23, 2020. The Maturity Date is subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.
Observation Dates:	Annually, on November 19, 2018, November 20, 2019 and November 18, 2020 (the Final Observation Date), each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.
Call Payment Dates:	November 23, 2018, November 25, 2019 and the Maturity Date, each subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.
Call Feature:	If the Observation Price of each Underlying is at or above its Initial Price on any annual Observation Date, the Notes will be automatically called in whole, but not in part. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date. After the Notes are called, they will no longer remain outstanding and there will not be any further payments on the Notes.
Call Premiums:	14.00% of the Principal Amount if called on the first Observation Date, 28.00% of the Principal Amount if called on the second Observation Date, 42.00% of the Principal Amount if called on the Final Observation Date, equivalent to 14.00% per annum.
Barrier Price:	For each Underlying, 50% of its Initial Price
Payment at Maturity:	If the Notes are not automatically called prior to maturity, on the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:

If the Final Price of each Underlying is greater than or equal to its Initial Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + $420.

If the Final Price of the Least Performing Underlying is less than its Initial Price but greater than or equal to its Barrier Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, of $1,000.

If the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below zero. For example, if the Reference Return of the Least Performing Underlying is -60%, you will suffer a 60% loss and receive 40% of the Principal Amount, subject to the credit risk of HSBC. If the Notes are not automatically called prior to maturity and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of your investment.

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Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Price – Initial Price Initial Price
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Initial Price:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Observation Price:	With respect to each Underlying, its Official Closing Price on the relevant Observation Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Observation Date.
Official Closing Price:	With respect to each Underlying, the Official Closing Price on any Observation Date will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange’s official price determination mechanism as further described under “Additional Terms of the Notes—Official Closing Price” in the accompanying ETF Underlying Supplement. With respect to each Underlying, its Official Closing Price will be subject to adjustment by the Calculation Agent as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
CUSIP/ISIN:	40435FLU9 / US40435FLU92

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

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GENERAL

This free writing prospectus relates to a single offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any Underlying or any security held by either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-9 of this free writing prospectus, page S-1 of the prospectus supplement, and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

▶	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶	The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

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PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Observation Price of each Underlying is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount plus the applicable Call Premium.

Payment at Maturity

If the Notes are not automatically called prior to maturity, on the Maturity Date and for each $1,000 in Principal Amount, you will receive a payment equal to the Final Settlement Value determined as follows:

■	If the Final Price of each Underlying is greater than or equal to its Initial Price:

$1,000 + $420

■	If the Final Price of the Least Performing Underlying is less than its Initial Price but greater than or equal to its Barrier Price:

$1,000

■	If the Final Price of the Least Performing Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below zero. For example, if the Reference Return of the Least Performing Underlying is -60%, you will suffer a 60% loss and receive 40% of the Principal Amount, subject to the credit risk of HSBC. If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of your investment.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer

Van Eck Associates Corporation is the reference issuer with respect to the GDX. SSGA Funds Management, Inc. is the reference issuer with respect to the XME.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You believe that the Observation Price of each Underlying will be greater than or equal to its Initial Price on at least one of the Observation Dates.

▶	You are willing to invest in the Notes based on the Call Premiums indicated herein, which may limit your return on the Notes.

▶	You do not seek an investment that provides an opportunity to fully participate in any increase in the price of the Least Performing Underlying.

▶	You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return of the Least Performing Underlying is less than zero if the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price.

▶	You are willing to hold the Notes that will be automatically called on any Observation Date on which the Observation Price of each Underlying is greater than or equal to its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▶	You are willing to forgo dividends or other distributions paid to holders of the Underlyings or the stocks held by the Underlyings.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You are willing to accept the risks of an investment linked to a single industry, metals and mining.

▶	You do not seek current income from your investment.

▶	You do not seek an investment for which there is an active secondary market.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You believe that the Observation Price of at least one Underlying will be less than its Initial Price on each Observation Date.

▶	You are unwilling to invest in the Notes based on the Call Premiums indicated herein, which may limit your return on the Notes.

▶	You seek an investment that provides an opportunity to fully participate in any increase in the price of the Least Performing Underlying.

▶	You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return of the Least Performing Underlying is less than zero if the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price.

▶	You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date on which the Observation Price of each Underlying is greater than or equal to its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶	You prefer to receive the dividends or other distributions paid to the holders of the Underlyings or the stocks held by the Underlyings.

▶	You seek an investment that provides full return of principal.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You do not want an investment linked to the metals and mining industry.

▶	You seek current income from your investment.

▶	You seek an investment for which there will be an active secondary market.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement, and page S-1 of the ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Relating to All Note Issuances” in the prospectus supplement; and

▶	“— General Risks Related to Index Funds” in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

The Notes do not guarantee any return of principal at maturity. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, your Payment at Maturity will be less than the Principal Amount. You may lose up to 100% of your investment at maturity.

Your return on the Notes is limited to the applicable Call Premium, regardless of any appreciation in the Underlyings.

If the Observation Price of each Underlying is greater than or equal to its Initial Price, the Notes will be called and you will receive the Principal Amount plus the appliable Call Premium, regardless of any appreciation in the price of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of the Principal Amount investment if the Final Price of the Least Performing Underlying is less than its Barrier Price, even if there is an increase in the price of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the price of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the price of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the

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depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of each Underlying and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Changes that affect an Underlying or its underlying index may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the relevant Reference Issuer or the index sponsor of the relevant underlying index (an “Underlying Index”), concerning additions, deletions and substitutions of the constituents comprising the Underlying or its Underlying Index, as applicable, and the

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manner in which the Reference Issuer or the index sponsor takes account of certain changes affecting those constituents included in the relevant Underlying or its Underlying Index may affect the price of that Underlying. The policies of the relevant Reference Issuer or the index sponsor with respect to the calculation of the relevant Underlying or its Underlying Index, as applicable, could also affect the price of that Underlying. The relevant Reference Issuer or the index sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying or its Underlying Index, as applicable. Any such actions could affect the price of the relevant Underlying and the value of the Notes.

The performance and market value of an Underlying during periods of market volatility may not correlate with the performance of its Underlying Index as well as its net asset value per share.

During periods of market volatility, securities underlying an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately its net asset value per share and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Underlying. As a result, under these circumstances, the market value of shares of the Underlying may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of an Underlying may not correlate with the performance of its Underlying Index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment on the Notes.

Higher Call Premiums or lower Barrier Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the prices of the Underlyings. The greater the expected volatility with respect to the Underlyings on the Pricing Date, the higher the expectation as of the Pricing Date that the prices of the Underlyings could close below their Initial Prices on each Observation Date and below their Barrier Prices on the Final Observation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Call Premium than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Price or a higher Call Premium) than for similar securities linked to the performance of an underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk of loss. Further, a relatively lower Barrier Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of each Underlying can change significantly over the term of the Notes. The prices of the Underlyings for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Observation Dates.

The payments on the Notes will be based on the price of the Least Performing Underlying on the Observation Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of each Underlying is greater than or equal to its Initial Price during the term of the Notes other than on an Observation Date but then decreases on that Observation Date to a price that is less than its Initial Price, the Notes will not be called and you will not receive the Call Premium applicable for that Observation Date. Similarly, if the Notes are not called, even if the price of each is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Observation Date but then decreases on the Final Observation Date to a price that is less than its Barrier Price, the Payment at Maturity will be significantly less than it would have been had the Payment at Maturity been linked to the price of each Underlying prior to such decrease. Although the actual price of each Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Initial Price or its Barrier Price, whether the Notes will be called and the Payment at Maturity will be based solely on the price of each Underlying on the Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

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Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

The holdings of the Underlyings are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the Underlyings are issued by gold or silver mining companies. An investment in the Notes will be concentrated in the gold and silver mining industries. As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the Underlyings may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion.

The Underlyings invest in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Underlyings may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

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ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of each Underlying relative to its Initial Price. We cannot predict the Observation Price of any Underlying on any Observation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that the Notes are not automatically called prior to maturity and your Notes are held to maturity. If the are automatically called prior to maturity, you will receive the Principal Amount plus the applicable Call Premium. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000

▶	Final Call Premium:	42.00%

▶	Barrier Price of the Least Performing Underlying:	50% of its Initial Price

Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$1,420.00	42.00%
80.00%	$1,420.00	42.00%
60.00%	$1,420.00	42.00%
40.00%	$1,420.00	42.00%
20.00%	$1,420.00	42.00%
10.00%	$1,420.00	42.00%
5.00%	$1,420.00	42.00%
0.00%	$1,420.00	42.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

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The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return of the Least Performing Underlying is positive.

Underlying	Initial Price	Final Price
GDX	$20	$22
XME	$30	$35

GDX is the Least Performing Underlying. Because the Initial Price of the GDX is $20.00 and the Final Price of the GDX is $22.00, the Reference Return of the Least Performing Underlying is 10.00%, calculated as follows:

Final Price of the GDX – Initial Price of the GDX

Initial Price of the GDX

(22.00 - 20.00) / 20.00 = 10.00%

Because the Final Price of the Least Performing Underlying is greater than or equal to its Initial Price, the Final Settlement Value would be $1,420.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × final Call Premium)

= $1,000 + ($1,000 × 42.00%)

= $1,420.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the final Call Premium when the Final Price of the Least Performing Underlying is greater than or equal to its Initial Price.

Example 2: The Reference Return of the Least Performing Underlying is less than zero, but greater than its Barrier Price.

Underlying	Initial Price	Final Price
GDX	$20	$22
XME	$30	$24

XME is the Least Performing Underlying. Because the Initial Price of the XME is $30.00 and the Final Price of the XME is $24.00, the Reference Return of the Least Performing Underlying is -20.00%, calculated as follows:

Final Price of the XME – Initial Price of the XME

Initial Price of the XME

(24.00 - 30.00) / 30.00 = -20.00%

Because the Final Price of the Least Performing Underlying is less than its Initial Price but greater than or equal to its Barrier Price, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount.

Example 2 shows that you will receive the return of your principal investment when the Final Price of the Least Performing Underlying is less than its Initial Price but greater than or equal to its Barrier Price.

Example 3: The Reference Return of the Least Performing Underlying is less than its Barrier Price.

Underlying	Initial Price	Final Price
GDX	$20	$8
XME	$30	$32

GDX is the Least Performing Underlying. Because the Initial Price of the GDX is $20.00 and the Final Price of the GDX is $8.00, the Reference Return of the Least Performing Underlying is -60.00%, calculated as follows:

Final Price of the GDX – Initial Price of the GDX

Initial Price of the GDX

(8.00 - 20.00) / 20.00 = -60.00%

Because the Final Price of the Least Performing Underlying is less than its Barrier Price, the Final Settlement Value would be $400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -60.00%)

= $400.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decline in the price of the Least Performing Underlying if the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY.

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INFORMATION RELATING TO THE UNDERLYINGS

Market Vectors® Gold Miners ETF

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the GDX, see “The Market Vectors® Gold Miners ETF” beginning on page S-29 of the accompanying ETF Underlying Supplement.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	56.29	45.85	47.75	March 30, 2013	47.09	35.91	37.85
June 30, 2008	51.4	42.38	48.52	June 30, 2013	37.85	22.22	24.41
September 30, 2008	50.84	27.95	34.08	September 30, 2013	30.43	22.9	25.06
December 31, 2008	34.08	16.38	33.88	December 31, 2013	26.52	20.39	21.12
March 31, 2009	38.57	28.2	36.88	March 31, 2014	27.73	21.12	23.6
June 30, 2009	44.55	30.95	37.76	June 30, 2014	26.45	22.04	26.45
September 30, 2009	48	35.14	45.29	September 30, 2014	27.46	21.35	21.35
December 31, 2009	54.78	41.87	46.21	December 31, 2014	21.94	16.59	18.38
March 31, 2010	50.17	40.22	44.41	March 31, 2015	22.94	17.67	18.24
June 30, 2010	54.07	44.41	51.96	June 30, 2015	20.82	17.76	17.76
September 30, 2010	56.66	47.09	55.93	September 30, 2015	17.85	13.04	13.74
December 31, 2010	63.8	54.28	61.47	December 31, 2015	16.9	13.08	13.72
March 31, 2011	61.47	53.12	60.06	March 31, 2016	20.86	12.47	19.98
June 30, 2011	63.95	51.8	54.59	June 30, 2016	27.7	19.53	27.7
September 30, 2011	66.69	53.75	55.19	September 30, 2016	31.32	25.45	26.43
December 31, 2011	63.32	50.07	51.43	December 31, 2016	26.43	18.99	20.92
March 31, 2012	57.47	48.75	49.57	March 31, 2017	25.57	20.92	22.81
June 30, 2012	50.37	39.34	44.77	June 30, 2017	24.57	21.1	22.08
September 30, 2012	54.81	40.7	53.71	September 30, 2017	25.49	21.21	22.96
December 31, 2012	54.25	44.85	46.39	November 8, 2017*	23.84	22.43	22.89

* This free writing prospectus includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through November 8, 2017. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through November 8, 2017 based on closing price information from the Bloomberg Professional® service. Past performance of this Underlying is not indicative of its future performance.

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The SPDR® S&P® Metals and Mining ETF (“XME”)

General

We have derived all information relating to the XME, including, without limitation, its make-up, performance, method of calculation and changes in its components from publicly available sources. The XME is a unit investment trust registered under the Investment Company Act of 1940, as amended, that is designed to generally replicate as closely as possible, before expenses, the total performance of the S&P Metals & Mining Select IndustryTM Index (the “XME Underlying Index”). The returns of the XME may be affected by certain management fees and other expenses, which are detailed in its prospectus. The XME was created to provide investors with the opportunity to purchase a security representing a proportionate undivided ownership interest in a portfolio of securities consisting of all of the common stocks which comprise the XME Underlying Index. The XME is listed on the NYSE Arca under the ticker symbol “XME.” Information provided to or filed with the SEC by the XME pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov.  Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document.  We have not undertaken any independent review of, or made any due diligence inquiry with respect to, such information.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  As a prospective purchaser of the notes, you should undertake an independent investigation of the XME as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XME.

Investment Objective

The XME seeks to replicate as closely as possible, before fees and expenses, the total return of the XME Underlying Index, which measures the performance of the Metals & Mining segment of the U.S. equity market. The companies included in the XME Underlying Index are selected on the basis of Global Industry Classification Standards (“GICS”) and liquidity and market cap requirements from a universe of companies defined by the S&P® Total Stock Market Index (the “S&P TMI”), a U.S. total market composite index. The inception date of the XME is June 19, 2006.

Investment Strategy — Sampling

The XME pursues the indexing strategy of "sampling" in attempting to track the performance of the XME Underlying Index. The XME is not required to invest in all of the securities that comprise the XME Underlying Index. Instead, it may purchase a subset of the securities in the Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Index. The XME will normally invest substantially all, but at least 80% of its total assets in the common stocks that comprise the XME Underlying Index.

Correlation

The XME Underlying Index is a theoretical financial calculation, while the XME is an actual investment portfolio. The performance of the XME and the XME Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A correlation of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XME, using a sampling strategy, can be expected to have a smaller tracking error than a fund using the replication strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The XME Underlying Index

The XME Underlying Index is published by S&P Financial Services LLC (“S&P”) and represents the Metals & Mining sub-industry portion of the S&P TMI. The XME Underlying Index is one of the 25 S&P Select Industry Indexes (the “Select Industry Indexes”), each designed to measure the performance of a narrow sub-industry determined based on the GICS. Membership in the Select Industry Indexes is based on the GICS classification, as well as liquidity and market cap requirements. As of May 26, 2016 , the XME Underlying Index consists of 25 S&P TMI constituents belonging to the Metals & Mining GICS sub-industry classification that satisfy the following criteria: (i) are a U.S.-based company; and (ii) have a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio (defined by dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the last index rebalancing) of above 90% or have a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have 12 months of trading history.

If there are not 35 eligible constituents for the XME Underlying Index as a result of the application of the criteria described in the preceding paragraph, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds are included in order of their float-adjusted market capitalization. The market capitalization threshold may be relaxed to ensure that there are at least 22 stocks in the Index as of the rebalancing effective date. Existing Index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below $300 million or their float-adjusted

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liquidity ratio falls below 50%. The market capitalization threshold and the liquidity threshold are each reviewed from time to time based on market conditions. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The S&P TMI tracks all the U.S. common stocks listed on the NYSE, NYSE Arca, MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The XME Underlying Index is an equal weighted market cap index.

Computation of the XME Underlying Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the XME Underlying Index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P’s criteria for selecting stock for the XME Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the XME Underlying Index (i.e., its Market Value). Currently, S&P calculates the XME Underlying Index based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in the XME Underlying Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the XME Underlying Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•   holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•   holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•   holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

Treasury stock, stock options, restricted shares, equity participation units, warrants, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of common stock of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of common stock outstanding, the shares of the most liquid class of common stock and shares that are in an unlisted or non-traded class so long as such shares are convertible by shareholders into the class of common stock that is most liquid without undue delay and cost, are part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares of common stock outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 5% of the outstanding shares of common stock, by the total shares of common stock outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the “Divisor”). For companies with multiple classes of common stock that are includible in the float, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the XME Underlying Index is calculated using a base-weighted aggregate methodology: the level of the XME Underlying Index reflects the total Market Value of all the component stocks relative to the XME Underlying Index base date of June 28, 1991. The daily calculation of the XME Underlying Index is computed by determining the aggregate Market Value of the available float shares outstanding of each common stock comprising the XME Underlying Index, evaluated at its last sale price on the Relevant Exchange, and dividing the result by the Divisor which is designed to yield a resulting index value in the applicable magnitude (as opposed to an actual number in the billions). The Divisor is adjusted from time to time as discussed below.

The XME Underlying Index maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the XME Underlying Index constituents’ share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and

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number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the XME Underlying Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the XME Underlying Index require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the XME Underlying Index remains constant. This helps maintain the level of the XME Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the XME Underlying Index does not reflect the corporate actions of individual companies in the XME Underlying Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the XME Underlying Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the XME Underlying Index and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment

Company added/deleted	Net change in market value determines divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the XME Underlying Index component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the XME Underlying Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor (“New Divisor”) is derived as follows:

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Post-Event Aggregate Market Value	=	Pre-Event Index Value
New Divisor

New Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the XME Underlying Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose common stock is included in the XME Underlying Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the XME Underlying Index are updated as required by any changes in the number of shares of common stock outstanding and then the Divisor is adjusted accordingly. In addition, changes in a company’s shares of common stock outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company’s IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

FWP-19

Historical Performance of the SPDR® S&P® Metals and Mining ETF

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from January 1, 2008 through November 8, 2017. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of this Underlying should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	77.53	57.85	70.01	March 28, 2013	46.68	39.21	40.38
June 30, 2008	94.24	70.01	94.24	June 28, 2013	40.38	32.11	33.13
September 30, 2008	94.24	43.99	47.08	September 30, 2013	39.37	32.88	36.63
December 31, 2008	47.08	17.37	27.79	December 31, 2013	42.09	36.6	42.08
March 31, 2009	32.49	20.79	25.14	March 31, 2014	42.84	38.45	41.73
June 30, 2009	43	25.14	37.01	June 30, 2014	42.93	38.75	42.25
September 30, 2009	49.62	32.87	45.64	September 30, 2014	43.87	36.79	36.79
December 31, 2009	53.55	42.35	51.61	December 31, 2014	36.79	29.35	30.86
March 31, 2010	58.73	45.48	56.81	March 31, 2015	30.87	25.72	27.19
June 30, 2010	59.95	45.69	45.69	June 30, 2015	29.13	24.33	24.33
September 30, 2010	53.81	44.73	53.48	September 30, 2015	24.33	16.43	16.72
December 31, 2010	69.01	53.09	68.78	December 31, 2015	19.77	14.44	14.95
March 31, 2011	74.28	65.53	74.28	March 31, 2016	20.91	11.97	20.49
June 30, 2011	76.48	62.77	69.41	June 30, 2016	24.62	19.89	24.37
September 30, 2011	71.8	44.82	44.82	September 30, 2016	29.02	24.28	26.52
December 30, 2011	58.99	41.88	48.99	December 31, 2016	33.73	24.43	30.41
March 30, 2012	56.78	48.69	49.7	March 31, 2017	34.85	29.63	30.42
June 29, 2012	50.58	38.4	41.44	June 30, 2017	31.37	28.03	29.97
September 28, 2012	47.7	37.25	43.52	September 30, 2017	32.95	29.54	32.18
December 31, 2012	46.8	40.56	45.14	November 8, 2017*	33.42	31.67	31.67

* This free writing prospectus includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through November 8, 2017. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through November 8, 2017 based on closing price information from the Bloomberg Professional® service. Past performance of this Underlying is not indicative of its future performance.

FWP-20

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in “Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Observation Date for purposes of determining the Reference Return, and the accelerated Maturity Date will be three business days after the accelerated Final Observation Date. The calculation agent shall pro-rate the applicable Call Premium according to the period of time elapsed between the Original Issue Date and the accelerated Maturity Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Observation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Observation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day immediately preceding the date of acceleration, the determination of that Underlying’s relevant price will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Underlying occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% and structuring fees of up to 0.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and structuring fees exceed 2.75% per $1,000 Principal Amount of Notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

FWP-21

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach and subject to the discussion below regarding “constructive ownership transactions,” we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the “Code”), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as “constructive ownership transactions.” Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the GDX or EEM (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, call, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, call, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the Original Issue Date of such Note for an amount equal to the “issue price” of the Note allocable to the Underlying Shares and, upon the date of sale, call, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain upon maturity, sale, call or exchange of a Note after one year could be treated as “Excess Gain” from a “constructive ownership transaction,” which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings, or owned by an entity included in the Underlyings, would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings, or owned by an entity included in the Underlyings, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings, or owned by an entity included in the Underlyings, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings, or owned by an entity included in the Underlyings, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However,

FWP-22

Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer’s determination that the Notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

FWP-23

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$         Autocallable Notes Linked to
the Market Vectors® Gold
Miners ETF and SPDR® S&P®
Metals and Mining ETF

November 10, 2017

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-6
Payment on the Notes	FWP-7
Investor Suitability	FWP-8
Risk Factors	FWP-9
Illustrative Examples	FWP-13
Information Relating to the Underlyings	FWP-15
Events of Default and Acceleration	FWP-21
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-21
U.S. Federal Income Tax Considerations	FWP-22

ETF Underlying Supplement
Risk Factors	S-1
Reference Sponsors and Index Funds	S-7
The Energy Select Sector SPDR® Fund	S-8
The Financial Select Sector SPDR® Fund	S-10
The Health Care Select Sector SPDR® Fund	S-12
The iShares® China Large-Cap ETF	S-14
The iShares® Latin America 40 ETF	S-17
The iShares® MSCI Brazil Capped ETF	S-19
The iShares® MSCI EAFE ETF	S-21
The iShares® MSCI Emerging Markets ETF	S-23
The iShares® MSCI Mexico Capped ETF	S-25
The iShares® Transportation Average ETF	S-27
The iShares® U.S. Real Estate ETF	S-28
The Market Vectors® Gold Miners ETF	S-29
The Powershares QQQ Trustsm, Series 1	S-31
The SPDR® Dow Jones Industrial AverageSM ETF Trust	S-34
The SPDR® S&P 500® ETF Trust	S-36
The Vanguard® FTSE Emerging Markets ETF	S-39
The WisdomTree® Japan Hedged Equity Fund	S-42
Additional Terms of the Notes	S-44

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58